EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the fiscal years ended December 31, 2016, January 2, 2016, January 3, 2015,
December 28, 2013 and December 29, 2012
(Millions of Dollars)

	Fiscal Year
	2016	2015	2014	2013	2012
Earnings from continuing operations before income taxes and non-controlling interest	$1,226.1	$1,150.8	$1,084.8	$587.6	$533.1
Add:
Interest expense	194.5	180.4	177.2	160.1	144.0
Portion of rents representative of interest factor	12.6	12.0	13.6	14.6	14.4
Income as adjusted	$1,433.2	$1,343.2	$1,275.6	$762.3	$691.5
Fixed charges:
Interest expense	$194.5	$180.4	$177.2	$160.1	$144.0
Portion of rents representative of interest factor	12.6	12.0	13.6	14.6	14.4
Fixed charges	$207.1	$192.4	$190.8	$174.7	$158.4
Ratio of earnings to fixed charges	6.9	7.0	6.7	4.4	4.4